As filed with the U.S. Securities and Exchange Commission on December 17, 2021

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Ecopetrol S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Republic of Colombia
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179
Telephone +1-800-990-1135
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Corporation Services Company
1180 Avenue of Americas, Suite 210
New York, New York 10036
Telephone: +1-302-333-7962
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, NY 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing twenty (20) common shares of Ecopetrol S.A.	240,000,000	$0.05	$12,000,000	$1,112.40
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-222378. This Registration Statement also constitutes Post-Effective Amendment No. 1 to Registration No. 333-222378.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (10) and (13)
(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges	Paragraph (7)

Item 2.	AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
Ecopetrol S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s internet website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS
(a)(1)	Deposit Agreement. Amended and Restated Deposit Agreement, dated as of January 12, 2018 (the “Deposit Agreement”), among Ecopetrol S.A. (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. Filed herewith as Exhibit (a)(1).
(a)(2)	Form of Amendment to Deposit Agreement. Form of Amendment No. 1 to the Deposit Agreement among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder, including the form of American Depositary Receipt attached as Exhibit A thereto. Filed herewith as Exhibit (a)(2).
(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).
(e)	Certification under Rule 466. Not applicable.
(f)	Power of Attorney for certain officers and directors of the Registrant. Set forth on the signature pages hereto.
Item 4.	UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. acting solely on behalf of the legal entity created by the Deposit Agreement among Ecopetrol S.A., JPMorgan Chase Bank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 17, 2021.

Legal entity created by the Deposit
Agreement for the issuance of ADRs
evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ Timothy E. Green
Name: Timothy E. Green
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Ecopetrol S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of Colombia, on December 17, 2021.

ECOPETROL S.A.

By:	/s/ Felipe Bayón Pardo
Name:	Felipe Bayón Pardo
Title:	President and Chief Executive Officer

Each person whose signature appears below constitutes and appoints each of Felipe Bayón Pardo and Jaime Caballero Uribe as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of American depositary shares representing common shares of the registrant (the “ADSs”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-6 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such ADSs, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on December 17, 2021, in the capacities indicated.

SIGNATURES

Signature	Title
/s/ Felipe Bayón Pardo
Felipe Bayón Pardo	President and Chief Executive Officer (principal executive officer)
/s/ Jaime Caballero Uribe
Jaime Caballero Uribe	Chief Financial Officer (principal financial and accounting officer)

Cecilia María Vélez White	Director

Luis Guillermo Echeverri Vélez	Director

/s/ Juan Emilio Posada Echeverri
Juan Emilio Posada Echeverri	Director

Sergio Restrepo Isaza	Director

/s/ Luis Santiago Perdomo Maldonado
Luis Santiago Perdomo Maldonado	Director

/s/ Esteban Piedrahíta Uribe
Esteban Piedrahíta Uribe	Director

/s/ Hernando Ramírez Plazas
Hernando Ramírez Plazas	Director

Carlos Gustavo Cano Sanz	Director

/s/ Germán Quintero Rojas
Germán Quintero Rojas	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States has signed this Registration Statement in Wilmington, Delaware, on December 17, 2021.

/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number

(a(1))	Amended and Restated Deposit Agreement, dated as of January 12, 2018 (the “Deposit Agreement”), among Ecopetrol S.A. (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder.

(a)(2)	Form of Amendment No. 1 to the Deposit Agreement among the Company, the Depositary and all Holders from time to time of ADRs issued thereunder, including the form of ADR attached as Exhibit A thereto.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.